# Press release



1 August 2003




SEC MAIL
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Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

## Purported class action lawsuit against American Skandia dismissed

On 31 July 2003, Senior Judge Milton Pollack of the United States District Court for the Southern District of New York issued a decision and order in *Donovan v. American Skandia Life Assurance Corp. et al.* dismissing the entire case with prejudice. As previously disclosed, liability for the outcome of this case was for the account of Skandia Insurance Company Ltd. as a result of the agreement with Prudential Financial, Inc. concerning the sale of American Skandia.

The lawsuit purported to represent a class of investors who during the period December 1997 to October 2000 purchased American Skandia variable annuity products for the purpose of funding a "qualified" (i.e., tax-deferred) retirement account. The Plaintiffs alleged that the prospectuses for these variable annuity products contained material misstatements and omissions concerning the suitability of such products as funding vehicles for tax qualified accounts in violation of U.S. securities laws.

Judge Pollack concluded that the plaintiff's claims were without legal merit. In dismissing the plaintiffs' claims, Judge Pollack wrote that, "the disclosures in the Prospectuses, taken in context, conclusively disprove the materiality of the alleged omissions and are thus fatal to the Plaintiffs' claims."

Once the judgment has been entered by the court, plaintiffs will have thirty calendar days to appeal the decision.

> "Judge Pollack's conclusions are in agreement with Skandia's previously stated belief that the claims raised by the lawsuit were without merit." comments Jan-Mikael Bexhed, Skandia's General Counsel.

<u>For further information, please contact:</u>
Jan-Mikael Bexhed, EVP and General Counsel, phone +46-8-788 37 22
Harry Vos, Head of Investor Relations, phone +46 8 788 3643

SEC, Washington Exemption File No. 82-5079

# Press release


Skandia

7 August 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

## Financial effects through June 2003

Skandia's result is affected by external factors such as changes in the stock market and interest rates. Future revenues, which are based on fund values, increase or decrease as a result of these factors.

According to information presented in conjunction with the interim report for the first quarter of 2003, a 1% increase in the stock market would have a one-time effect on the operating result of SEK +66 million and a 1% decrease would have a one-time effect on the operating result of SEK -49 million.

Financial effects during the first quarter of 2003 had a negative effect in the amount of SEK -283 million. During the second quarter of 2003, financial effects are expected to be positive and are estimated to be in the range of SEK 400 million to SEK 500 million.

## Comparison figures pertaining to American Skandia

On 1 May 2003 it was announced that the agreement with Prudential Financial, Inc. (USA), under which Prudential Financial is acquiring American Skandia, has been completed. To facilitate comparisons, the group overview in the interim report (as in the 2002 Annual Report) will be presented excluding the USA, unless indicated otherwise. This format is shown in the appended table.

Skandia's interim report for the second quarter of 2003 will be released on 13 August 2003.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46 8 788 3643

Skandia

## Comparison figures 2002 for group overview

### GROUP OVERVIEW - QUARTERLY ANALYSIS

| SEK million | 2002 12 mos. | 2002 Q 4 | 2002 Q 3 | 2002 Q 2 | 2002 Q 1 |
|---|---|---|---|---|---|
| **Sales** [1] | | | | | |
| Unit linked assurance | 53,967 | 13,391 | 13,185 | 13,638 | 13,753 |
| Mutual funds | 16,963 | 3,750 | 4,147 | 5,220 | 3,846 |
| Direct sales of funds | 2,344 | 425 | 591 | 264 | 1,064 |
| Life assurance | 1,638 | 710 | 408 | 273 | 247 |
| Other businesses | 453 | 114 | 95 | 118 | 126 |
| **Total sales** | **75,365** | **18,390** | **18,426** | **19,513** | **19,036** |
| **Result summary** | | | | | |
| Unit linked assurance (according to the embedded value method) | 3,027 | 795 | 724 | 733 | 775 |
| Mutual funds | -291 | -90 | -56 | -87 | -58 |
| Life assurance | 119 | 5 | 35 | 20 | 59 |
| Other businesses | -182 | -41 | -85 | -69 | 13 |
| Group expenses | -569 | -179 | -122 | -159 | -109 |
| **Result of operations** | **2,104** | **490** | **496** | **438** | **680** |
| Financial effects, unit linked assurance (according to the embedded value method) | -2,267 | -457 | -898 | -792 | -120 |
| Items affecting comparability | 1,566 | -450 | - | 2,016 | - |
| **Operating result** | **1,403** | **-417** | **-402** | **1,662** | **560** |
| **Other comparison figures** | | | | | |
| Total annualized new sales, unit linked assurance [2], SEK million | 9,176 | 2,318 | 2,064 | 2,361 | 2,433 |
| Profit margin new sales, unit linked assurance, % | 13.5 | 13.4 | 14.9 | 12.9 | 13.1 |
| **Profit and loss account (according to the Annual Accounts Act)** | | | | | |
| Result after tax, including USA, SEK million | -4,298 | -4,505 | -1,451 | 1,498 | 160 |
| Result after tax, excluding USA, SEK million | 2,555 | -101 | 615 | 1,745 | 296 |
| Earnings per share, including USA, SEK | -4.20 | -4.40 | -1.42 | 1.46 | 0.15 |
| Earnings per share, excluding USA, SEK | 2.50 | -0.10 | 0.60 | 1.70 | 0.29 |

[1] Sales pertain to paid-in premiums and deposits in funds.
[2] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

# Teleconference



7 August 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44
103 50 Stockholm

## Skandia's results second quarter - Teleconference

Skandia's second quarter results will be announced on **Wednesday, 13 August 2003**.

We are pleased to invite you to join a teleconference at:

10:00 hrs NY time
15:00 hrs UK time
16:00 hrs CET time

The agenda for the call will be as follows (**CET time**):

| | |
|---|---|
| 15:50 | Call UK dial in number **+44 (0)207 162 0185** and request to be connected to the **Skandia** teleconference. Please use a quiet room |
| 16:00 | Review first quarter results |
| 16.30 | Questions & Answers |
| 17:00 | Teleconference call close |

If you do not have the possibility to join the teleconference call, you can listen to a recorded version. Call UK dial in number **+44 (0)208 288 4459** and enter access code **967922.** The lines are open until 20 August 2003.

An AudioCast of the teleconference as well as a slide presentation will be available on the Internet, at www.skandia.com

For further information please contact:

Angelica Wiklund, phone +46 8 788 30 53
Monica Karlsson, phone +46 8 788 27 24

SEC, Washington Exemption File No. 82-5079

# Press Release


Skandia

13 August 2003

Corporate Communications
S-103 50 Stockholm
Sweden
Telephone +46-8-788 10 00
Fax +46-8-788 30 80
www.skandia.com

Office:
Sveavägen 44

## INTERIM REPORT
## for the period January – June 2003 *)

On 1 May 2003 it was announced that the agreement with Prudential Financial, Inc. (USA) concerning its acquisition of American Skandia has now been completed. For the sake of comparison, all information in this interim report pertains to operations excluding the USA, unless otherwise indicated.

### *SECOND QUARTER 2003*

#### A. BUSINESS DEVELOPMENT

- Sales amounted to SEK 19,449 million (19,513). Sales rose 8% in local currency. The sales increase contributed to an improvement in the profit margin, to 13.8%.
- Compared with the first quarter of 2003, sales rose 13% in local currency.
- New sales rose 11% in local currency.

#### B. OPERATING RESULT according to the embedded value method

- The group's operating result according to the embedded value method was SEK 1,034 million (1,662), including SEK 499 million in financial effects (-792). The operating result includes SEK -93 million in items affecting comparability (2,016).

#### C. RESULT according to Swedish GAAP

- The result before tax was SEK -141 million (1,854). The result includes SEK -93 million in items affecting comparability (2,016).

### *FIRST HALF 2003*

#### A. BUSINESS DEVELOPMENT

- Sales amounted to SEK 37,142 million (38,549). Sales rose 3% in local currency.
- New sales of unit linked assurance decreased by 5%.
- The net inflow in funds under management was SEK 22.1 billion (22.8).

*) Does not include Livförsäkringsaktiebolaget Skandia, which is run on a mutual basis. All return measurements for shareholders' equity, net asset value and capital employed as per June 2003 pertain to moving twelve-month figures. All comparison figures pertain to June 2002 unless stated otherwise.

**B. OPERATING RESULT according to the embedded value method**

- The group's operating result according to the embedded value method was SEK 1,157 million (2,222). The operating result includes SEK -93 million in items affecting comparability (2,016).
- Financial effects were positive, at SEK 216 million (-913).
- The profit margin for newly written unit linked assurance business for the year rose to 13.7% (13.0%).

**C. RESULT according to Swedish GAAP**

- The result before tax was SEK 23 million (2,328). The result includes SEK -93 million in items affecting comparability (2,016).
- Earnings per share were SEK -0.04 (1.99).
- The return on shareholders' equity was 3% (8%). Excluding items affecting comparability, the return was 6% (10%).

**D. CASH FLOW AND BALANCE SHEET**

- Cash flow from operating activities amounted to SEK -1.1 billion (-0.4), in part due to the rise in sales.
- Borrowings decreased by SEK 5.4 billion, to SEK 4.2 billion. After deduction for liquid assets, borrowings amounted to SEK 1.9 billion, net.
- Net asset value was SEK 27,025 million (27,033 at year-end 2002).
- Shareholders' equity amounted to SEK 14,562 million (15,238 at year-end 2002).

**Comments by Leif Victorin, President and CEO:**

- The first half of 2003 started out in the shadow of dramatic global events and ended with a second quarter of dawning optimism. Although the markets are still weak and uncertain on the whole – with customers bracing a wait-and-see attitude – several of Skandia's units were able after a slow start to the year to report steadily improving sales figures during the spring and summer. In addition, funds under management have now returned to their previous, high levels.

- Sales in the UK picked up during the spring and margins improved. Bankhall strengthened its leading position as a distribution network. In other respects, the focus is on achieving lasting cost reductions.

- In Sweden, further cost-cutting measures are being taken in addition to the savings targets that have been previously reported and achieved. Sales were weak during the first half of the year, although they gained momentum in June.

- On the European continent, Skandia continues to strengthen its sales and market positions while maintaining profitability. Sales on the continent rose 20% in local currency during the second quarter of 2003 compared with the first quarter of 2003, and in Germany Skandia is now the fourth-largest player in the unit linked market.

- On the initiative of Skandia's board, during the spring the company reviewed existing strategies, plans, policies, markets and products in the aim of either confirming or changing them. The first phase of this work has now been concluded and is being incorporated into the ordinary operating activities.

- The review has indicated that Skandia's strategy – to provide safe, competitive products to the growing market for long-term savings – is on target in all essential respects, even though some adjustment to the current reality is needed with respect to focuses, products, ambitions and organization. This adjustment process is now in full swing, and the watchwords are greater profitability, more efficient use of capital, greater customer orientation and continued cost-cutting.

- The review has also covered the group's policies and work routines in most areas – ranging from ethics and compensation policies to risk management and profitability assessment. In many cases this has resulted in tightened policies, stronger follow-up routines and improved clarity.

- The previously announced cost-cutting programme of SEK 1 billion has now been carried out. A new, extensive savings programme has been started and is scheduled for completion in 2004.

- On the whole this work will lead to a better balance in the group's products and markets – between risk and price and between profitability and capital requirement. We are strengthening our control and monitoring systems and we have a strategy that is geared to sustained, profitable growth through our own strength. In my view we are thus well poised for 2004.

The interim report is presented in five parts. The section on Business Development (A) contains an account of sales during the period and funds under management, among other things. The operating result for unit linked assurance according to the embedded value method and the result for the other business areas are presented in section B. The Result section (C) includes a discussion of the result before tax in accordance with Swedish GAAP as set out in the Swedish Annual Accounts Act for Insurance Companies. Cash flow and the balance sheet are discussed in section D. Section E describes events after the end of the period.

## A. BUSINESS DEVELOPMENT

### Sales and Funds Under Management (tables on pp. 12-14)

***SECOND QUARTER 2003***

Sales rose 8% in local currency during the second quarter and amounted to SEK 19,449 million (19,513).

***Second Quarter Compared with First Quarter 2003***
Compared with the first quarter of 2003, sales rose in most markets, with an aggregate increase of 13% in local currency. Sales in the UK rose by 25%, and in the Offshore Division the sales increase was 20%. Sales in Sweden fell by 31%, largely due to a one-time effect on sales during the first quarter of 2003. Excluding these one-time effects, sales decreased by 16%. However, the monthly sales increase in recent months was higher compared with a year earlier. Sales in June rose by 25%. The sales successes are continuing in the continental European markets, with a combined sales increase of 20%. Following a weak first quarter, sales in Japan rose by 56%. In Australia sales rose by a full 158%. Sales in Latin America rose by 1%.

***FIRST HALF 2003***

Combined sales in local currency increased by 3% and amounted to SEK 37,142 million (38,549). The decrease in Swedish kronor is attributable to currency movements.

***Sales, Unit Linked Assurance***
Sales of unit linked assurance rose by 3% in local currency and amounted to SEK 26,648 million (27,391). New sales were down 5% in local currency (new sales defined by the industry-wide definition as periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period).

The market conditions in the UK were weak especially in the beginning of the year, but improved gradually during the period. Sales decreased by 17% in local currency, to SEK 7,578 million (10,035). However, sales by the Royal Skandia offshore operation rose by 19% in local currency, to SEK 5,726 million (5,294). New sales in the UK and for the Royal Skandia offshore operation decreased on the whole by 17% in local currency.

Sales in Sweden fell by 12%, to SEK 4,613 million (5,254). New sales decreased by 13% due to lower sales of single-premium products in the private market and to a generally weak market. The corporate market is stable, however. Combined new sales were higher in the last two months than in the same two months a year ago.

Sales in Germany rose 22% in local currency, to SEK 1,111 million (907). New sales increased by 40% in local currency.

Italy is showing continued sales success through the launch of new products, and sales rose to SEK 3,316 million (684). Sales in the other European markets increased to SEK 2,099 million (1,647).

Sales in Japan decreased to SEK 1,216 million (2,848) due to a change in the sales focus of the single-largest distributor of Skandia's products.

***Sales, Mutual Fund Savings Products (Including Direct Sales)***
Compared with the same period a year ago, total sales decreased in local currency, to SEK 9,703 million (10,394). This includes direct sales in Sweden, which increased by 51%, to SEK 2,005 million (1,328), with deposits via the Premium Pension Authority accounting for a one-time effect during the first quarter of 2003. Sales in the UK decreased by 33% in local currency, to SEK 3,216 million (5,275). Sales have developed well in Australia, in particular, as well as in Spain. Sales in Australia during the first half of 2003 exceeded the sales level for the full-year 2002 by 38% in local currency.

***Sales, Life Assurance***
Sales of traditional life assurance, mainly pertaining to the Spanish operation, rose 5% in local currency, to SEK 529 million (520).

***Funds Under Management***
Fund values increased by 9% due to a continued positive net flow of SEK 22.1 billion in funds under management (22.8). Fund values increased by 7% as a result of the stock market rise and decreased by 5% due to lower exchange rates. Fund values decreased by 11%, net, compared with the start of the year, to SEK 285,028 million. Fund values have now returned to the record levels reported at the end of 2001.

Payments to unit linked policyholders amounted to 8.0% of assets under management (8.1% at year-end 2002) on a yearly basis. Of this amount, surrenders accounted for 6.2 percentage points, compared with 6.4 percentage points at year-end 2002.

## B. RESULT AND PROFITABILITY (according to the embedded value method) (tables on pp. 12-13, 15-16 and 24-25)

### *SECOND QUARTER 2003*

***Result of Operations***
The result of operations for the group (operating result excluding financial effects and items affecting comparability) amounted to SEK 628 million (438). The result improvement is attributable to unit linked assurance.

### *Items Affecting Comparability*

The result was charged with write-downs of system investments totalling SEK 93 million pertaining to the bank platform that is being used in the Swiss banking operation, among other places. Items affecting comparability during the first half of 2002 amounted to SEK 2,016 million and pertained to the capital gain on the sale of the asset management business.

### *Operating Result*

The operating result including financial effects (result before tax including the change in surplus value of unit linked business) was SEK 1,034 million (1,662). Financial effects were positive, at SEK 499 million (-792).

### *FIRST HALF 2003*

The result of operations for the group (operating result excluding financial effects and items affecting comparability) amounted to SEK 1,034 million (1,119). The operational return on net asset value was 7% (10%).

The operating result after financial effects (result before tax including the change in surplus value of unit linked business) was SEK 1,157 million (2,222). Financial effects pertain to the change in the present value of future revenues caused by developments in the capital markets. Financial effects had a positive impact on the operating result in the amount of SEK 216 million (-913).

### *Exchange Rate Effects*

Sales were negatively affected by SEK 2,633 million and the operating result negatively by SEK 81 million. Total assets decreased by SEK 16 billion compared with the start of the year as a result of currency movements.

### *Operating Result, Unit Linked Assurance*

The result of operations decreased to SEK 1,482 million (1,509).

Following a weak start to the year, new sales showed a recovery during the second quarter. Combined with cost-cutting measures, this entailed that the present value of new business for the year essentially stayed at the same level as a year earlier, at SEK 592 million (621).

The estimated profit margin for newly written business increased on the whole to 13.7% (13.0%). The change in the geographic composition of business made a positive contribution to the margin.

In Sweden the profit margin was essentially unchanged at 16.8%. Cost-savings offset the effect of lower sales volumes. In the UK the profit margin fell to 7.6% (11.4%). Lower sales resulted in poorer cost coverage, particularly during the first quarter. The previous stock market decline resulted in a long-term change in the tax position, which in turn had a negative impact on the profit margin according to the embedded value

method. Measures have been taken to further adjust the cost level to the prevailing market conditions.

In other markets, the profit margin increased on the whole to 19.2% (10.6%). Greater sales have contributed to improved cost coverage.

The return on the value of contracts entered into in previous years increased slightly, to SEK 894 million (873).

The actual outcome compared with operative assumptions and the change in operative assumptions together totalled SEK 57 million (50).

***Result, Mutual Fund Savings Products***

The result was SEK -122 million (-145). Revenues from funds under management have been hurt for some time by the prolonged stock market decline. Acquisition costs for mutual fund savings products are not deferred.

***Result, Life Assurance***

The result for life assurance, mainly pertaining to Spain, was SEK 39 million (79).

***Result, Other Businesses***

The result of operations for SkandiaBanken was SEK 58 million (16). The earnings improvement is attributable to improved net interest income and lower costs. However, commission income decreased due to lower sales by the Advisory Business unit. Deposits amounted to SEK 39.2 billion (35.6). SkandiaBanken increased its customer base during the period by 46,000, to 1,310,000.

Investment income amounted to SEK 63 million (55). The result for "other businesses" was charged with costs for the group's Global Business Development unit and a negative result for the banking business in Switzerland.

The continuing result for Bankhall, Skandia's distribution network in the UK, amounted to SEK 39 million (48) excluding goodwill amortization of SEK 69 million (62). Since Skandia's acquisition of Bankhall, the number of affiliated IFAs has increased by over 25%, to 7,400. Bankhall is now the largest company in the British IFA market.

***Cost-Cutting***

The decision was made in 2002 on a programme designed to cut costs by SEK 1 billion on a yearly basis. This programme has now been carried out. The cost of the programme amounted to SEK 360 million, which resulted in a provision for restructuring costs during the fourth quarter of 2002. The remaining provision for restructuring costs amounted to SEK 177 million as per 30 June 2003.

***Group Expenses***
Group expenses, which include management costs for joint-group functions, increased to SEK 312 million (268). This item includes costs of SEK 33 million stemming from previous employment contracts in connection with the change of the group's CEO, and structural costs.

## C. RESULT (according to Swedish GAAP) (tables on pp. 16 and 18-21)

### *FIRST HALF 2003*

The result before tax was SEK 23 million (2,328). The result includes SEK -93 million in items affecting comparability (2,016). Excluding items affecting comparability, the result was SEK 116 million (312). The result decline is primarily attributable to unit linked assurance (see below), other businesses and joint-group costs (see section B, Result and Profitability).

Cost-cutting has had a positive impact on the result, at the same time that the prolonged stock market decline up until the second quarter has had a negative impact on revenues.

The result for the period after tax amounted to SEK -41 million (2,040). Earnings per share were SEK -0.04 (1.99). The return on shareholders' equity, excluding items affecting comparability, was 6% on a moving 12-month basis (10%). The return on shareholders' equity including items affecting comparability was 3% (8%).

***Unit Linked Assurance (Income and Expense Analysis Table, p. 16)***
The result after tax was SEK 564 million (702). In the unit linked assurance operations, continuing revenues – consisting mainly of fees on funds under management and paid-in premiums (gross contribution) – decreased to SEK 3,091 million (3,291). The decrease is attributable to the prolonged stock market decline, but also to exchange rate effects. The prolonged stock market decline has created a greater propensity among investors to invest in fixed-income funds. This has a slight dampening effect on the aggregate fund value and thus also on revenues as the stock market rises, which it did during the second quarter of 2003.

Acquisition costs amounted to SEK -2,572 million (-2,644). Skandia has a restrictive policy compared with its industry peers for deferral of these costs. When sales began to pick up during the second quarter of 2003, this resulted in higher acquisition costs, which are only partially deferred during the term of the contracts. This initially has a dampening effect on the result trend.

Acquisition costs include all costs, both internal and external, that arise in connection with the sale of unit linked assurance products. Acquisition costs are deferred (deferred acquisition costs) and amortized according to a schedule that corresponds to the estimated economic life, normally 10 years.

Of the acquisition costs for unit linked assurance, approximately 60% – or SEK 1.5 billion – were deferred. Amortization of deferred acquisition costs amounted to SEK 0.9 billion. The change in deferred acquisition costs thus amounted to SEK 567 million (636). During the first quarter of 2002, the method for deferring these costs was adjusted, which had a favourable effect on the result during the first quarter of 2002. Administrative expenses for unit linked assurance amounted to SEK -616 million (-610).

## D. CASH FLOW AND BALANCE SHEET

***Cash Flow from Operating Activities***

Cash flow from operating activities decreased compared with the same period a year earlier and amounted to SEK -1.1 billion (-0.4). Revenues from funds under management follow the stock market trend with a slight time delay. The stock market trend was negative during the first quarter, and thus the market upturn during the second quarter has not yet have a positive impact on cash flow. Settlement of SEK 0.5 billion in nonrecurring accrued expenses had a negative impact on cash flow from operating activities.

***Balance Sheet***

Borrowings decreased by SEK 5.4 billion compared with the start of the year through the repayment of SEK 3.2 billion in loans, the transfer of SEK 2 billion in external loans in connection with Prudential Financial's acquisition of American Skandia, and due to exchange rate effects of SEK 0.2 billion. Cash flow from currency hedges made a positive contribution of SEK 0.8 billion. During the second quarter, USD 800 million was deducted as a result of Prudential Financial's acquisition of American Skandia.

The group's borrowings amounted to SEK 4.2 billion, compared with SEK 9.6 billion at the start of the year. Liquid assets amounted to SEK 2.3 billion. Borrowings amounted to SEK 1.9 billion, net, after deduction for liquid assets. Unconditional, unutilized credit facilities amounted to SEK 5.7 billion, compared with SEK 10.4 billion at the start of the year. The level of credit facilities has been decreased – and thus also the cost for these – and adjusted to the changed need for borrowing.

Skandia owns 19.36% of If P&C Insurance. The book value was unchanged compared with year-end 2002, at SEK 3.0 billion. If reported a result before tax of SEK 1,137 million for the first half of 2003 (-1,573).

*Net Asset Value and Shareholders' Equity*
Net asset value was SEK 27,025 million (SEK 27,033 million at year-end 2002), corresponding to SEK 26 per share (26). Shareholders' equity amounted to SEK 14,562 million (SEK 15,238 million at year-end 2002), or SEK 14 per share (15).

**American Skandia**
On 20 December 2002 it was announced that Prudential Financial, Inc. (USA) would be acquiring American Skandia. The transaction was completed on 1 May at the agreed-upon terms after all necessary regulatory approvals had been received.

In connection with the completion of the transaction, on 2 May 2003 the credit rating agency Standard & Poor's confirmed Skandia's long-term counterparty credit rating of "A." At the same time, the outlook was changed from negative to stable.

***The Transaction***
The transaction valued American Skandia at USD 1,150 million, including internal and external borrowing in the US operation. Of the proceeds, USD 800 million was deducted on 1 May 2003, and USD 200 million is expected to be received in early autumn 2003, net after deduction for costs and requisite provisions.

## E. EVENTS AFTER THE END OF THE PERIOD

The agreement on the transaction contains customary guarantee commitments (representations and warranties) that are limited in time and amount to a maximum of USD 1 billion. Certain warranties pertain to litigation. With respect to litigation, the guarantee commitment extends for four years. On 31 July 2003, federal Senior Judge Milton Pollack of the United States District Court for the Southern District of New York issued a decision and order in *Donovan vs. American Skandia Life Assurance Corp. et. al.*, dismissing the entire class action case with prejudice. Judge Pollack concluded that the plaintiff's claims were without legal merit, and the lawsuit was therefore dismissed without any further material review. The plaintiffs have thirty days to appeal the court's dismissal ruling. In other respects, American Skandia has not been involved in any litigation that has given rise to any guarantee claims.

Stockholm, 13 August 2003
Leif Victorin
President and CEO

----------------------------

For further information, please contact:
Jan Erik Back, Chief Financial Officer, tel. +46-8-788 3720
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

This interim report has been prepared in conformity with the guidelines of the Swedish Financial Supervisory Authority and Swedish Financial Accounting Standards Council Recommendation RR20, Interim financial reporting. Aside from an adaptation to new accounting recommendations of the Swedish Financial Accounting Standards Council, which took effect on 1 January 2003, the interim report has been prepared in accordance with the same accounting principles as in the 2002 Annual Report. The new recommendations have not had any material impact on the group's profit and loss account or balance sheet. In accordance with Swedish Financial Accounting Standards Council Recommendation RR 19, Discontinued operations, the US operation is reported separately.

Forthcoming financial reports from Skandia:
24 November 2003, interim report for the period January–September
4 March 2004, year-end report for the 2003 financial year

Skandia's published financial reports are available on Skandia's website: www.skandia.com. Skandia's website also provides links to the webcast of the conference call on Wednesday, 13 August 2003. In addition to the interim report, Skandia has also published the document *Financial Supplement Q2 2003* on www.skandia.com, under Investor Relations/Reports and Events/Interim Reports. This document can also be ordered by phone.

## Skandia Insurance Company Ltd.

## Auditors' Review Report

We have conducted a limited review of this interim report in accordance with the recommendation issued by FAR.

A limited review is considerably less in scope than an audit.

Nothing has come to our attention that indicates that the interim report does not fulfil the requirements of the Swedish Stock Exchange Act and the instructions and general guidelines of the Swedish Financial Supervisory Authority on annual accounts for insurance companies.

Stockholm, Sweden, 13 August 2003

| Jan Birgerson | Carl Lindgren | Anders Engström |
|---|---|---|
| *Authorized Public Accountant* | *Authorized Public Accountant* | *Authorized Public Accountant appointed by the Swedish Financial Supervisory Authority* |

## GROUP OVERVIEW

On 1 May 2003 it was announced that the agreement with Prudential Financial, Inc. (USA), concerning its acquisition of American Skandia, has now been completed. For the sake of comparison, all information in this interim report pertains to operations excluding the USA, unless otherwise indicated.

| SEK million | 2003 June | 2002 June | 2003 Q 2 | 2002 Q 2 | 2002 Dec. | Moving 12 month figures 2003 June |
|---|---|---|---|---|---|---|
| **Sales** | | | | | | |
| Unit linked assurance | 26,648 | 27,391 | 14,077 | 13,638 | 53,967 | 53,224 |
| Mutual funds | 7,691 | 9,066 | 4,368 | 5,220 | 16,963 | 15,588 |
| Direct sales of funds | 2,012 | 1,328 | 635 | 264 | 2,344 | 3,028 |
| Life assurance | 529 | 520 | 253 | 273 | 1,638 | 1,647 |
| Other businesses | 262 | 244 | 116 | 118 | 453 | 471 |
| **Total sales** | **37,142** | **38,549** | **19,449** | **19,513** | **75,365** | **73,958** |
| **Result summary** | | | | | | |
| Unit linked assurance (according to the embedded value method) | 1,482 | 1,509 | 848 | 733 | 3,027 | 3,000 |
| Mutual funds | -122 | -145 | -54 | -87 | -291 | -268 |
| Life assurance | 39 | 79 | 7 | 20 | 119 | 79 |
| Other businesses | -53 | -56 | 4 | -69 | -182 | -179 |
| Group expenses | -312 | -268 | -177 | -159 | -569 | -613 |
| **Result of operations** | **1,034** | **1,119** | **628** | **438** | **2,104** | **2,019** |
| Financial effects, unit linked assurance (according to the embedded value method) | 216 | -913 | 499 | -792 | -2,267 | -1,138 |
| Items affecting comparability | -93 | 2,016 | -93 | 2,016 | 1,566 | -543 |
| **Operating result** | **1,157** | **2,222** | **1,034** | **1,662** | **1,403** | **338** |
| Assets under management, SEK billion | 587 | 570 | | | 546 | |
| Funds under management, SEK billion | 285 | 270 | | | 255 | |
| Net asset value, SEK billion [1] | 27 | 37 | | | 27 | |
| Shareholders' equity, SEK billion | 15 | 21 | | | 15 | |

[1] For definition, see page 27.

## GROUP OVERVIEW - QUARTERLY ANALYSIS

| SEK million | 2003<br>Q 2 | 2003<br>Q 1 | 2002<br>Q 4 | 2002<br>Q 3 | 2002<br>Q 2 |
|---|---|---|---|---|---|
| **Sales** | | | | | |
| Unit linked assurance | 14,077 | 12,571 | 13,391 | 13,185 | 13,638 |
| Mutual funds | 4,368 | 3,323 | 3,750 | 4,147 | 5,220 |
| Direct sales of funds | 635 | 1,377 | 425 | 591 | 264 |
| Life assurance | 253 | 276 | 710 | 408 | 273 |
| Other businesses | 116 | 146 | 114 | 95 | 118 |
| **Total sales** | **19,449** | **17,693** | **18,390** | **18,426** | **19,513** |
| **Total annualized new sales, unit linked assurance [1]** | **2,259** | **2,073** | **2,318** | **2,064** | **2,361** |
| **Result summary** | | | | | |
| Unit linked assurance (according to the embedded value method) | 848 | 634 | 795 | 724 | 733 |
| Mutual funds | -54 | -68 | -90 | -56 | -87 |
| Life assurance | 7 | 32 | 5 | 35 | 20 |
| Other businesses | 4 | -57 | -41 | -85 | -69 |
| Group expenses | -177 | -135 | -179 | -122 | -159 |
| **Result of operations** | **628** | **406** | **490** | **496** | **438** |
| Financial effects, unit linked assurance (according to the embedded value method) | 499 | -283 | -457 | -898 | -792 |
| Items affecting comparability | -93 | - | -450 | - | 2,016 |
| **Operating result** | **1,034** | **123** | **-417** | **-402** | **1,662** |

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

## CHANGE IN FUNDS UNDER MANAGEMENT
## UNIT LINKED ASSURANCE

| SEK million | 2003 6 mos. | % of assets at start of year | 2002 12 mos. | % of assets at start of year |
|---|---|---|---|---|
| **Unit linked assurance at start of year** | **201,474** | | **229,425** | |
| Sales | 26,648 | 13.2% | 53,967 | 23.5% |
| Withdrawals | -8,920 | -4.4% | -18,622 | -8.1% |
| Change in value | 11,688 | 5.8% | -49,283 | -21.5% |
| Currency effects | -9,227 | -4.6% | -14,013 | -6.1% |
| **Unit linked assurance at end of period** | **221,663** | **+10.0%** | **201,474** | **-12.2%** |

## MUTUAL FUNDS

| SEK million | 2003 6 mos. | % of assets at start of year | 2002 12 mos. | % of assets at start of year |
|---|---|---|---|---|
| **Savings in mutual funds at start of year** | **48,941** | | **54,281** | |
| Sales | 7,691 | 15.7% | 16,963 | 31.3% |
| Withdrawals | -3,271 | -6.7% | -6,160 | -11.3% |
| Change in value | 6,214 | 12.7% | -10,000 | -18.4% |
| Currency effects | -2,154 | -4.4% | -6,143 | -11.3% |
| **Savings in mutual funds at end of period** | **57,421** | **+17.3%** | **48,941** | **-9.8%** |

## TOTAL FUNDS UNDER MANAGEMENT

| SEK million | 2003 6 mos. | 2002 12 mos. |
|---|---|---|
| Unit linked assurance | 221,663 | 201,474 |
| Mutual funds | 57,421 | 48,941 |
| Directly distributed funds | 5,944 | 5,083 |
| **Funds under management** | **285,028** | **255,498** |

## ASSUMPTIONS FOR CALCULATING SURPLUS VALUES OF UNIT LINKED BUSINESS IN FORCE

| % | Discount rate 2003 30 June | 2002 31 Dec. | Fund growth [1] 2003 30 June | 2002 31 Dec. | Inflation 2003 30 June | 2002 31 Dec. |
|---|---|---|---|---|---|---|
| UK | 8.00 | 8.00 | 5.50 | 5.50 | 3.50 | 3.50 |
| Sweden | 8.10 | 8.50 | 5.40 | 5.75 | 2.80 | 3.00 |

[1] Fund growth is indicated after deducting asset-based fees to fund companies.

## SENSITIVITY ANALYSIS, UNIT LINKED ASSURANCE

**Effect on operating result for unit linked assurance (before tax) of a one percentage point increase in interest-rate, growth and inflation assumptions**

| SEK million | Exposure VBIF [1] | Effect on operating result (before tax): Discount rate | Fund growth assumptions | Inflation assumptions | Total effect |
|---|---|---|---|---|---|
| UK | 9,468 | -440 | 187 | -144 | -397 |
| Sweden | 5,100 | -479 | 413 | -31 | -97 |
| Other markets | 5,615 | -262 | 167 | -76 | -171 |
| **Total** | **20,183** | **-1,181** | **767** | **-251** | **-665** |

| | |
|---|---|
| **One-time effect of a 1% decrease in stock market** | **-55** |
| **One-time effect of a 1% increase in stock market** | **62** |

The difference in the one-time effect is due to a change in the tax situation for Skandia Life UK.

[1] Before deduction of taxes and deferred acquisition costs.

## TRADING ANALYSIS, UNIT LINKED ASSURANCE (according to the embedded value method)

| SEK million | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. |
|---|---|---|---|
| Total annualized new sales [1] | 4,332 | 4,794 | 9,176 |
| Present value of new business for the year | 592 | 621 | 1,241 |
| Return on value of contracts in force from previous years [2] | 894 | 873 | 1,988 |
| Outcome compared with operative assumptions | -15 | -50 | -438 |
| Change in operative assumptions | 72 | 100 | 376 |
| **Value-added from operations** | **1,543** | **1,544** | **3,167** |
| Business start-ups and other overheads | -61 | -35 | -140 |
| **Result of operations, unit linked assurance** | **1,482** | **1,509** | **3,027** |
| Financial effects [3] | 216 | -913 | -2,267 |
| **Operating result, unit linked assurance** | **1,698** | **596** | **760** |
| **Profit margin, new sales [4]** | **13.7%** | **13.0%** | **13.5%** |

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

[2] Of which financing costs SEK -8 million as per June 2003, SEK -9 million as per June 2002 and SEK -21 million as per Dec. 2002

[3] The effect on embedded value attributable to the fact that the change in the financial markets differs from the assumptions on fund growth and interest rate levels.

[4] Present value of new business for the year in relation to total annualized new sales.

## INCOME AND EXPENSE ANALYSIS UNIT LINKED ASSURANCE

| SEK million | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. |
|---|---|---|---|
| Gross contribution | 3,091 | 3,291 | 6,421 |
| Acquisition costs | -2,572 | -2,644 | -5,584 |
| Administrative expenses | -616 | -610 | -1,264 |
| Change in deferred acquisition costs | 567 | 636 | 1,615 |
| **Technical result** | **470** | **673** | **1,188** |
| Investment income | 102 | 38 | 122 |
| Financing costs | -8 | -9 | -21 |
| **Pre-tax result (according to Swedish GAAP)** | **564** | **702** | **1,289** |
| Change in surplus value of unit linked business in force | 1,134 | -106 | -529 |
| **Operating result, unit linked assurance (according to the embedded value method)** | **1,698** | **596** | **760** |

## NEW SALES AND PROFIT MARGIN, UNIT LINKED ASSURANCE PER GEOGRAPHIC AREA

| | Annualized new sales | | | Present value of new business for the year | | | Profit margin, new sales | | |
|---|---|---|---|---|---|---|---|---|---|
| SEK million | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. |
| UK [1] | 1,802 | 2,336 | 4,329 | 137 | 266 | 461 | 7.6% | 11.4% | 10.7% |
| Sweden | 1,270 | 1,454 | 2,554 | 213 | 249 | 433 | 16.8% | 17.1% | 16.9% |
| Other markets | 1,260 | 1,004 | 2,293 | 242 | 106 | 347 | 19.2% | 10.6% | 15.1% |
| **Total** | **4,332** | **4,794** | **9,176** | **592** | **621** | **1,241** | **13.7%** | **13.0%** | **13.5%** |

[1] In this context the UK pertains to businesses with the head office in the UK and thus also includes Royal Skandia and the branch offices in Finland and Norway.

## STATEMENT OF CASH FLOWS

| SEK billion | Group excluding American Skandia 2003 6 mos. | 2002 6 mos. | 2002 12 mos. | American Skandia (discontinued operations) 2003 6 mos. | 2002 6 mos. | 2002 12 mos. | Group 2003 6 mos. | 2002 6 mos. | 2002 12 mos. |
|---|---|---|---|---|---|---|---|---|---|
| Cash flow from operating activities [1] | -1.1 | -0.4 | 0.2 | 0.0 | 0.1 | 0.7 | -1.1 | -0.3 | 0.9 |
| Cash flow from investing activities [2] [3] | 3.5 | 4.4 | 5.7 | -1.8 | -0.2 | -0.4 | 1.7 | 4.2 | 5.3 |
| Cash flow from internal financing activities [4] | 0.1 | -0.2 | -1.1 | -0.1 | 0.2 | 1.1 | 0.0 | 0.0 | 0.0 |
| Cash flow from external financing activities [5] | -2.5 | -4.4 | -5.1 | -0.1 | -0.4 | -0.6 | -2.6 | -4.8 | -5.7 |
| **Net cash flow for the period** | **0.0** | **-0.6** | **-0.3** | **-2.0** | **-0.3** | **0.8** | **-2.0** | **-0.9** | **0.5** |
| **Liquid assets at the start of the period** | **2.5** | **3.0** | **3.0** | **2.0** | **1.6** | **1.6** | **4.5** | **4.6** | **4.6** |
| **Exchange rate differences in liquid assets** | **-0.2** | **-0.2** | **-0.2** | **0.0** | **-0.2** | **-0.4** | **-0.2** | **-0.4** | **-0.6** |
| **Liquid assets at the end of the period** | **2.3** | **2.2** | **2.5** | **0.0** | **1.1** | **2.0** | **2.3** | **3.3** | **4.5** |

[1] Cash flow from operating activities is negatively affected by the increase in new sales of unit linked assurance products. This gives rise to an initial net payment by Skandia, which is offset by the revenues the company receives over the term of the policies. In addition, cash flow in 2003 has been negatively affected by the settlement of SEK 0.5 billion in accrued expenses during the first quarter.

[2] Purchases and sales of investment assets, which are a natural element of an insurance company's operations, are reported as cash flow from investing activities. Cash flow has been affected by the direct yield from investments, but not by the unrealized changes in value these have had.

[3] Cash flow from investing activities includes the payment for the American Skandia transaction, net after deducting assumed loans. In addition, it also includes SEK 1.3 billion in investment assets. Prudential Financial's takeover of American Skandia's liquid assets of SEK 1.5 billion at the time of the acquisition has been reported as a negative item in cash flow from investing activities in American Skandia and thus does not affect cash flow for the group excluding American Skandia.

[4] The net amount of capital contributions and changes in internal loans to American Skandia prior to Prudential Financial's acquisition on 1 May 2003.

[5] Cash flow from financing activities includes the repayment of SEK 3.0 billion in loans and a positive cash flow of SEK 0.8 billion from currency hedging.

## NET ASSET VALUE

| SEK million | 2003 30 June | 2002 31 Dec. |
|---|---|---|
| Shareholders' equity | 14,562 | 15,238 |
| Deferred taxes, net | 1,842 | 2,000 |
| Surplus value of unit linked business in force after deferred tax | 10,512 | 9,670 |
| Other surplus values | 109 | 125 |
| **Net asset value** | **27,025** | **27,033** |
| Subordinated loans | 849 | 1,058 |
| **Risk-bearing capital** | **27,874** | **28,091** |

## CHANGE IN NET ASSET VALUE AND SHAREHOLDERS' EQUITY

| SEK million | Net asset value 2003 30 June | Shareholders' equity 2003 30 June | 2002 31 Dec. |
|---|---|---|---|
| **Opening balance** | **27,033** | **15,238** | **20,538** |
| Operating result/Result before taxes | 1,282 | 148 | -7,213 |
| Income taxes | -139 | -84 | 2,891 |
| Change in surplus value of bonds | -11 | - | - |
| Deferred tax on surplus value of unit linked business in force | -56 | - | - |
| Dividend | -307 | -307 | -307 |
| Translation differences | -797 | -453 | -695 |
| Minority interests | 20 | 20 | 24 |
| **Closing balance** | **27,025** | **14,562** | **15,238** |

## PROFIT AND LOSS ACCOUNT (according to Swedish GAAP)

| SEK million | Group excluding American Skandia | | | American Skandia (discontinued operations) [8] | | | Group [8] | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. |
| **Technical account, property & casualty insurance business** | | | | | | | | | |
| Premiums earned, net of reinsurance | 225 | 211 | 434 | - | - | - | 225 | 211 | 434 |
| Allocated investment return transferred from the non-technical account | 17 | 20 | 21 | - | - | - | 17 | 20 | 21 |
| Claims incurred, net of reinsurance | -153 | -148 | -309 | - | - | - | -153 | -148 | -309 |
| Operating expenses | -79 | -84 | -164 | - | - | - | -79 | -84 | -164 |
| **Technical result, property & casualty insurance business** | **10** | **-1** | **-18** | **-** | **-** | **-** | **10** | **-1** | **-18** |
| **Technical account, life assurance business** | | | | | | | | | |
| Premiums written, net of reinsurance | 27,005 | 28,030 | 55,537 | 7,849 | 16,704 | 31,756 | 34,854 | 44,734 | 87,293 |
| Investment income, including unrealized changes in value | 14,542 | -15,698 | -44,563 | 5,625 | -18,808 | -32,798 | 20,167 | -34,506 | -77,361 |
| Claims incurred, net of reinsurance | -11,031 | -12,774 | -23,107 | -8,569 | -14,409 | -29,569 | -19,600 | -27,183 | -52,676 |
| Change in other technical provisions where the investment risk is borne by the life assurance policyholders | -29,011 | 2,413 | 15,535 | 402 | 18,277 | 34,059 | -28,609 | 20,690 | 49,594 |
| Operating expenses [1) 2)] | -2,682 | -2,682 | -5,295 | -751 | -1,919 | -5,882 | -3,433 | -4,601 | -11,177 |
| Change in CARVM offset [1)] | - | - | - | 11 | 73 | 566 | 11 | 73 | 566 |
| Other technical provisions | 1,691 | 1,467 | 3,209 | -4,367 | -432 | -1,116 | -2,676 | 1,035 | 2,093 |
| **Technical result, life assurance business** | **514** | **756** | **1,316** | **200** | **-514** | **-2,984** | **714** | **242** | **-1,668** |
| **Non-technical account** | | | | | | | | | |
| Investment income, including unrealized changes in value | 291 | 222 | 509 | -88 | 244 | 448 | 101 | 215 | 510 |
| Financing costs | -89 | -137 | -224 | -246 | -407 | -723 | -233 | -293 | -500 |
| Mutual funds | -119 | -141 | -284 | -22 | -2 | -55 | -141 | -143 | -339 |
| Other operations | -96 | -13 | -118 | - | - | - | -96 | -13 | -118 |
| Amortization of goodwill | -83 | -106 | -246 | - | - | - | -83 | -106 | -246 |
| Structural costs | -56 | -59 | -136 | - | - | - | -56 | -59 | -136 |
| Joint-group management expenses | -256 | -209 | -433 | - | - | - | -256 | -209 | -433 |
| Items affecting comparability [3)] | -93 | 2,016 | 1,566 | 281 | - | -5,831 | 188 | 2,016 | -4,265 |
| **Pre-tax result** | **23** | **2,328** | **1,932** | **125** | **-679** | **-9,145** | **148** | **1,649** | **-7,213** |
| Current and deferred tax [4)] | -84 | -302 | 599 | - | 297 | 2,292 | -84 | -5 | 2,891 |
| Minority interests in result for the period | 20 | 14 | 24 | - | - | - | 20 | 14 | 24 |
| **Result for the period** | **-41** | **2,040** | **2,555** | **125** | **-382** | **-6,853** | **84** | **1,658** | **-4,298** |
| **Key ratios** | | | | | | | | | |
| Average number of shares before dilution, millions | 1,024 | 1,024 | 1,024 | - | - | - | 1,024 | 1,024 | 1,024 |
| Average number of shares after dilution, millions [5)] | 1,024 | 1,027 | 1,024 | - | - | - | 1,024 | 1,027 | 1,024 |
| Earnings per share before dilution, SEK | -0.04 | 1.99 | 2.50 | - | - | - | 0.08 | 1.62 | -4.20 |
| Earnings per share after dilution, SEK [6) 7)] | -0.04 | 1.99 | 2.50 | - | - | - | 0.08 | 1.61 | -4.20 |
| Direct yield, % | - | - | - | - | - | - | 1.3 | 0.8 | 1.6 |
| Total return, % | - | - | - | - | - | - | 0.3 | -0.1 | -0.9 |

[1)] In the US operations, DAC is carried net of the "CARVM offset", broadly representing the present value of the lesser of surrender and other charges. Currently, the CARVM offset is primarily affected by account values, and thus a reduction in account value reduces the CARVM offset.

[2)] Of which, change in DAC SEK 567 million as per June 2003, SEK 636 million as per June 2002 and SEK 1,615 million as per Dec. 2002 for the Group excluding American Skandia.

[3)] The American Skandia transaction was carried out according to set terms, which entails that the Skandia group is not affected by the result of American Skandia's operations in 2003. By means of the caption "items affecting comparability" as per June 2003, totalling SEK 156 million, American Skandia's underlying result is balanced out in accordance with the above. In addition to this, SEK 125 million has been added to the result, pertaining to translation differences. Since the accumulated translation differences have been transferred from retained earnings to profit for the year, total shareholders' equity is not affected.

[4)] The result before tax includes non-taxable income. In addition, a reduction in deferred income tax expense of approximately SEK 450 million and a corresponding reduction in deferred tax liability were recorded during Q2 2002. The reduction in liability was due to tax deficits having arisen, against which taxable differences may be offset.

[5)] Data on the number of shares after dilution takes into account Skandia's stock option programme for the years 2000-2003 to the extent it has entailed any dilution.

[6)] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

[7)] Earnings per share are calculated as the result for the period divided by the average number of shares outstanding.

[8)] The operations of American Skandia are reported among discontinued operations in accordance with Swedish Financial Accounting Standards Council recommendation RR 19, "Discontinued operations." This recommendation prescribes that discontinued operations are to be consolidated as usual according to the applicable rules, but also that disclosures about the operations are to be reported separately. Prudential Financial's acquisition of American Skandia was completed on 1 May 2003 and consequently, only the first 4 months of operations are included in the consolidated profit and loss account for the Skandia group.

## PROFIT AND LOSS ACCOUNT (according to Swedish GAAP)

| SEK million | Group excluding Amercian Skandia 2003 Q2 | Group excluding Amercian Skandia 2002 Q2 | Amercian Skandia (discontinued operations) [8] 2003 Q2 | Amercian Skandia (discontinued operations) [8] 2002 Q2 | Group [8] 2003 Q2 | Group [8] 2002 Q2 |
|---|---|---|---|---|---|---|
| **Technical account, property & casualty insurance business** | | | | | | |
| Premiums earned, net of reinsurance | 115 | 106 | - | - | 115 | 106 |
| Allocated investment return transferred from the non-technical account | 8 | 10 | - | - | 8 | 10 |
| Claims incurred, net of reinsurance | -75 | -80 | - | - | -75 | -80 |
| Operating expenses | -41 | -52 | - | - | -41 | -52 |
| **Technical result, property & casualty insurance business** | **7** | **-16** | **-** | **-** | **7** | **-16** |
| **Technical account, life assurance business** | | | | | | |
| Premiums written, net of reinsurance | 14,234 | 13,855 | 2,003 | 8,736 | 16,237 | 22,591 |
| Investment income, including unrealized changes in value | 20,747 | -18,864 | 7,478 | -17,815 | 28,225 | -36,679 |
| Claims incurred, net of reinsurance | -5,942 | -6,420 | -2,182 | -7,360 | -8,124 | -13,780 |
| Change in other technical provisions where the investment risk is borne by the life assurance policyholders | -28,418 | 12,017 | -2,693 | 17,490 | -31,111 | 29,507 |
| Operating expenses [1) 2)] | -1,357 | -1,469 | 15 | -1,111 | -1,342 | -2,580 |
| Change in CARVM offset [1)] | - | - | -113 | 269 | -113 | 269 |
| Other technical provisions | 861 | 1,061 | -3,997 | -681 | -3,136 | 380 |
| **Technical result, life assurance business** | **125** | **180** | **511** | **-472** | **636** | **-292** |
| **Non-technical account** | | | | | | |
| Investment income, including unrealized changes in value | 203 | 24 | -115 | 235 | 61 | 136 |
| External financing costs | -50 | -31 | -120 | -199 | -143 | -107 |
| Mutual funds | -52 | -85 | -2 | -2 | -54 | -87 |
| Other operations | -63 | -19 | - | - | -63 | -19 |
| Amortization of goodwill | -41 | -56 | - | - | -41 | -56 |
| Structural costs | -53 | -39 | - | - | -53 | -39 |
| Joint-group management expenses | -124 | -120 | - | - | -124 | -120 |
| Items affecting comparability [3)] | -93 | 2,016 | -149 | - | -242 | 2,016 |
| **Pre-tax result** | **-141** | **1,854** | **125** | **-438** | **-16** | **1,416** |
| Current and deferred tax [4)] | -36 | -117 | - | 191 | -36 | 74 |
| Minority interests in result for the period | 9 | 8 | - | - | 9 | 8 |
| **Result for the period** | **-168** | **1,745** | **125** | **-247** | **-43** | **1,498** |
| **Key ratios** | | | | | | |
| Average number of shares before dilution, millions | 1,024 | 1,024 | - | - | 1,024 | 1,024 |
| Average number of shares after dilution, millions [5)] | 1,025 | 1,025 | - | - | 1,025 | 1,025 |
| Earnings per share before dilution, SEK | -0.16 | 1.71 | - | - | -0.04 | 1.46 |
| Earnings per share after dilution, SEK [6) 7)] | -0.16 | 1.70 | - | - | -0.04 | 1.46 |

[1)] In the US operations, DAC is carried net of the "CARVM offset", broadly representing the present value of the lesser of surrender and other charges. Currently, the CARVM offset is primarily affected by account values, and thus a reduction in account value reduces the CARVM offset.

[2)] Of which, change in DAC SEK 323 million in Q2 2003 and SEK 197 million in Q2 2002 for the Group excluding American Skandia.

[3)] The American Skandia transaction was carried out according to set terms, which entails that the Skandia group is not affected by the result of American Skandia's operations in 2003. By means of the caption "item affecting comparability" in Q2 2003, totalling SEK -274 million, American Skandia's underlying result is balanced out in accordance with the above. In addition to this, SEK 125 million has been added to the result, pertaining to translation differences. Since the accumulated translation differences have been transferred from retained earnings to profit for the year, total shareholders' equity is not affected.

[4)] The result before tax includes non-taxable income. In addition, a reduction in deferred income tax expense of approximately SEK 450 million and a corresponding reduction in deferred tax liability were recorded during Q2 2002. The reduction in liability was due to tax deficits having arisen, against which taxable differences may be offset.

[5)] Data on the number of shares after dilution takes into account Skandia's stock option programme for the years 2000-2003 to the extent it has entailed any dilution.

[6)] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

[7)] Earnings per share are calculated as the result for the period divided by the average number of shares outstanding.

[8)] The operations of American Skandia are reported among discontinued operations in accordance with Swedish Financial Accounting Standards Council recommendation RR 19, "Discontinued operations." This recommendation prescribes that discontinued operations are to be consolidated as usual according to the applicable rules, but also that disclosures about the operations are to be reported separately. Prudential Financial's acquisition of American Skandia was completed on 1 May 2003 and consequently, only the first 4 months of operations are included in the consolidated profit and loss account for the Skandia group.

## GROUP EXCLUDING AMERICAN SKANDIA

### OPERATING RESULT

SEK million

| 2003 6 mos. | Unit linked assurance | Mutual funds | Life assurance | Other busi-nesses | Group exp. | P&C insur-ance | Items affecting comparability | **Operating result** |
|---|---|---|---|---|---|---|---|---|
| *Technical result* | | | | | | | | |
| P&C insurance | | | | -7 | | 17 | | **10** |
| Life assurance | 470 | | 44 | | | | | **514** |
| *Non-technical result* | | | | | | | | |
| Investment income | 102 | | | 104 | | -17 | | **189** |
| Internal interest [1] | | | | 102 | | | | **102** |
| Financing costs | -8 | -3 | | -78 | | | | **-89** |
| Change in surplus value of unit linked business in force | 1,134 | | | | | | | **1,134** |
| Mutual funds | | -119 | | | | | | **-119** |
| Other businesses | | | -1 | -95 | | | | **-96** |
| Amortization of goodwill | | | -4 | -79 | | | | **-83** |
| *Structural costs* | | | | | -56 | | | **-56** |
| *Joint-group management expenses* | | | | | -256 | | | **-256** |
| Items affecting comparability | | | | | | | -93 | **-93** |
| **Operating result [2]** | **1,698** | **-122** | **39** | **-53** | **-312** | **0** | **-93** | **1,157** |
| Of which, change in surplus value of unit linked business in force | -1,134 | | | | | | | **-1,134** |
| **Pre-tax result [3]** | **564** | **-122** | **39** | **-53** | **-312** | **0** | **-93** | **23** |

| 2002 6 mos. | Unit linked assurance | Mutual funds | Life assurance | Other busi-nesses | Group exp. | P&C insur-ance | Items affecting comparability | **Operating result** |
|---|---|---|---|---|---|---|---|---|
| *Technical result* | | | | | | | | |
| P&C insurance | | | | -21 | | 20 | | **-1** |
| Life assurance | 673 | | 83 | | | | | **756** |
| *Non-technical result* | | | | | | | | |
| Investment income | 38 | | | -47 | | -20 | | **-29** |
| Internal interest [1] | | | | 251 | | | | **251** |
| Financing costs | -9 | -4 | | -124 | | | | **-137** |
| Change in surplus value of unit linked business in force | -106 | | | | | | | **-106** |
| Mutual funds | | -141 | | | | | | **-141** |
| Other businesses | | | | -13 | | | | **-13** |
| Amortization of goodwill | | | -4 | -102 | | | | **-106** |
| Structural costs | | | | | -59 | | | **-59** |
| Joint-group management expenses | | | | | -209 | | | **-209** |
| | | | | | | | 2,016 | **2,016** |
| **Operating result [2]** | **596** | **-145** | **79** | **-56** | **-268** | **0** | **2,016** | **2,222** |
| Of which, change in surplus value of unit linked business in force | 106 | | | | | | | **106** |
| **Pre-tax result [3]** | **702** | **-145** | **79** | **-56** | **-268** | **0** | **2,016** | **2,328** |

[1] Includes internal interest income from American Skandia.
[2] According to the embedded value method.
[3] According to Swedish GAAP.

## GROUP INCLUDING AMERICAN SKANDIA

## OPERATING RESULT

SEK million

| **2003** **6 mos.** | Unit linked assurance | Mutual funds | Life assurance | Other busi-nesses | Group exp. | P&C insur-ance | Items affecting comparability | **Operating result** |
|---|---|---|---|---|---|---|---|---|
| *Technical result* | | | | | | | | |
| P&C insurance | | | | -7 | | 17 | | **10** |
| Life assurance | 670 | | 44 | | | | | **714** |
| *Non-technical result* | | | | | | | | |
| Investment income | 14 | | | 104 | | -17 | | **101** |
| Financing costs | -254 | -3 | | 24 | | | | **-233** |
| Change in surplus value of unit linked business in force | 1,134 | | | | | | | **1,134** |
| Mutual funds | | -141 | | | | | | **-141** |
| Other businesses | | | -1 | -95 | | | | **-96** |
| Amortization of goodwill | | | -4 | -79 | | | | **-83** |
| Structural costs | | | | | -56 | | | **-56** |
| Joint-group management expenses | | | | | -256 | | | **-256** |
| Items affecting comparability | | | | | | | 188 | **188** |
| **Operating result** [1] | **1,564** | **-144** | **39** | **-53** | **-312** | **0** | **188** | **1,282** |
| Of which, change in surplus value of unit linked business in force | -1,134 | | | | | | | **-1,134** |
| **Pre-tax result** [2] | **430** | **-144** | **39** | **-53** | **-312** | **0** | **188** | **148** |

| **2002** **6 mos.** | Unit linked assurance | Mutual funds | Life assurance | Other busi-nesses | Group exp. | P&C insur-ance | Items affecting comparability | **Operating result** |
|---|---|---|---|---|---|---|---|---|
| *Technical result* | | | | | | | | |
| P&C insurance | | | | -21 | | 20 | | **-1** |
| Life assurance | 159 | | 83 | | | | | **242** |
| *Non-technical result* | | | | | | | | |
| Investment income | 282 | | | -47 | | -20 | | **215** |
| Financing costs | -416 | -4 | | 127 | | | | **-293** |
| Change in surplus value of unit linked business in force | -1,289 | | | | | | | **-1,289** |
| Mutual funds | | -143 | | | | | | **-143** |
| Other businesses | | | | -13 | | | | **-13** |
| Amortization of goodwill | | | -4 | -102 | | | | **-106** |
| Structural costs | | | | | -59 | | | **-59** |
| Joint-group management expenses | | | | | -209 | | | **-209** |
| Items affecting comparability | | | | | | | 2,016 | **2,016** |
| **Operating result** [1] | **-1,264** | **-147** | **79** | **-56** | **-268** | **0** | **2,016** | **360** |
| Of which, change in surplus value of unit linked business in force | 1,289 | | | | | | | **1,289** |
| **Pre-tax result** [2] | **25** | **-147** | **79** | **-56** | **-268** | **0** | **2,016** | **1,649** |

[1] According to the embedded value method.

[2] According to Swedish GAAP.

## BALANCE SHEET SUMMARY

SEK billion

| Assets | Group 2003 30 June | Group 2002 31 Dec. | American Skandia (discontinued operations) 2002 31 Dec. | Pro forma excl. USA 2002 31 Dec. |
|---|---|---|---|---|
| Intangible assets | 2.8 | 3.1 | 0.0 | 3.1 |
| Shares in associated companies | 0.0 | 0.0 | - | 0.0 |
| Investments [3] | 25.5 | 24.5 | 4.0 | 25.8 |
| Investments, unit linked assurance | 221.7 | 391.4 | 189.9 | 201.5 |
| Reinsurers' share of technical provisions [1] | 0.5 | 10.4 | 15.2 | 0.3 |
| Assets in bank operations and finance companies | 43.5 | 39.4 | - | 39.4 |
| Debtors | 4.2 | 3.6 | 0.8 | 2.9 |
| Tangible assets | 0.4 | 0.7 | 0.2 | 0.5 |
| Cash at bank and in hand | 2.3 | 4.5 | 2.0 | 9.2 |
| Other assets | 0.0 | 0.0 | - | 0.0 |
| Deferred acquisition costs [1][4] | 7.9 | 11.7 | 4.2 | 7.7 |
| Other prepayments and accrued income | 0.7 | 0.8 | 0.1 | 0.7 |
| **Assets** | **309.5** | **490.1** | **216.4** | **291.1** |
| **Shareholders' equity, provisions and liabilities** | | | | |
| Shareholders' equity | 14.6 | 15.2 | 1.1 | 15.2 |
| Minority interests | 0.1 | 0.1 | - | 0.1 |
| Subordinated loans [2] | 0.8 | 1.1 | - | 1.1 |
| Technical provisions [1] | 23.2 | 20.9 | 0.8 | 25.2 |
| Provisions, unit linked assurance [1] | 213.4 | 376.5 | 183.7 | 192.8 |
| Liabilities in bank operations and finance companies [2] | 40.6 | 36.7 | - | 36.7 |
| Deferred tax liability | 2.2 | 2.5 | 0.1 | 2.4 |
| Other provisions | 1.6 | 7.2 | 5.2 | 2.0 |
| Borrowings [2] | 3.4 | 8.5 | 7.9 | 6.2 |
| Deposits from reinsurers | 2.3 | 12.0 | 15.5 | 1.7 |
| Other creditors | 6.1 | 6.4 | 0.8 | 5.8 |
| Reinsurers' share of deferred acquisition costs [1] | 0.0 | 0.5 | 0.7 | 0.0 |
| Other accruals and deferred income | 1.2 | 2.5 | 0.6 | 1.9 |
| **Shareholders' equity, provisions and liabilities** | **309.5** | **490.1** | **216.4** | **291.1** |

Notes to the balance sheet on next page.

## NOTES TO THE BALANCE SHEET SUMMARY

| SEK billion | Group 2003 30 June | Group 2002 31 Dec. | American Skandia (discontinued operations) 2002 31 Dec. | Pro forma excl. USA 2002 31 Dec. |
|---|---|---|---|---|
| **[1] Technical provisions, net, after deducting deferred acquisition costs** | | | | |
| Life assurance | 11.1 | 12.3 | - | 12.3 |
| Unit linked assurance | 216.2 | 362.7 | 165.8 | 196.9 |
| Property & casualty insurance | 0.9 | 0.8 | - | 0.8 |
| **Total** | **228.2** | **375.8** | **165.8** | **210.0** |
| **[2] Group borrowings, excl. subordinated loans in Skandia Insurance Company Ltd.** | | | | |
| Borrowings as per balance sheet, including subordinated loans | 4.2 | 9.6 | 7.9 | 7.3 |
| Additional borrowings by finance companies and bank operations | 0.0 | 0.0 | - | 0.0 |
| **Borrowings, gross** | **4.2** | **9.6** | **7.9** | **7.3** |
| Less: subordinated loans in Skandia Insurance Company Ltd. | -0.8 | -1.1 | - | -1.1 |
| **Borrowings, net** | **3.4** | **8.5** | **7.9** | **6.2** |
| **[3] Investments, current value** | | | | |
| Investments as per balance sheet | 25.5 | 24.5 | 4.0 | 25.8 |
| Recalculation to current value | 0.6 | 0.6 | - | 0.6 |
| Cash at bank and in hand | 2.3 | 4.5 | 2.0 | 9.2 |
| Securities settlement claims, net | 0.0 | 0.0 | - | 0.0 |
| Accrued interest income | 0.2 | 0.3 | 0.0 | 0.3 |
| Debt derivatives | -0.2 | -0.3 | - | -0.5 |
| **Total** | **28.4** | **29.6** | **6.0** | **35.4** |
| Of which: | | | | |
| Investments, life assurance | 12.2 | 13.5 | - | 13.5 |
| Investments, unit linked assurance | 7.1 | 8.7 | 6.0 | 2.7 |
| Investments, mutual funds | 0.4 | 0.6 | - | 0.6 |
| Other investment assets | 7.9 | 5.4 | - | 12.1 |
| Currency derivatives | 0.8 | 1.4 | - | 1.3 |
| Deposits with ceding undertakings | - | - | - | 5.2 |
| **Total** | **28.4** | **29.6** | **6.0** | **35.4** |
| **[4] Deferred acquisition costs** | | | | |
| Deferred acquisition costs before CARVM offset | 7.9 | 18.5 | 11.0 | 7.7 |
| CARVM offset* | 0.0 | -6.8 | -6.8 | - |
| **Total** | **7.9** | **11.7** | **4.2** | **7.7** |

* See page 18, note 1 for explanation.

## RESULT OF OPERATIONS, OTHER BUSINESSES

| SEK million | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. |
|---|---|---|---|
| Bankhall [1) 2)] | -30 | -14 | -52 |
| **UK** | **-30** | **-14** | **-52** |
| Global Business Development | -2 | -10 | -9 |
| ***UK & Asia Pacific*** | ***-32*** | ***-24*** | ***-61*** |
| SkandiaBanken [3)] | 58 | 16 | 41 |
| Lifeline | 3 | -19 | -37 |
| Other | -55 | -4 | 33 |
| **Sweden** | **6** | **-7** | **37** |
| Finance companies | 1 | 7 | 5 |
| **Denmark** | **1** | **7** | **5** |
| Other | -9 | -18 | -63 |
| Global Business Development | 0 | -12 | -26 |
| ***Europe*** | ***-2*** | ***-30*** | ***-47*** |
| ***Skandia Bank Switzerland*** | ***-96*** | ***-59*** | ***-164*** |
| ***Global Business Development*** | ***-41*** | ***-74*** | ***-145*** |
| ***Treasury*** [4)] | ***48*** | ***64*** | ***110*** |
| ***Investment income*** [4)] | ***63*** | ***55*** | ***145*** |
| Asset Management | - | 15 | 15 |
| Other | 7 | -3 | -35 |
| ***Unallocated*** | ***7*** | ***12*** | ***-20*** |
| **Total** | **-53** | **-56** | **-182** |

[1)] Skandia purchased Bankhall in February 2002.

[2)] The result of operations for Bankhall was SEK 39 million before goodwill amortization of SEK 69 million as per June 2003, SEK 48 million before goodwill amortization of SEK 62 million as per June 2002 and SEK 85 million before goodwill amortization of SEK 137 million as per Dec. 2002.

[3)] **Profit and loss account, SkandiaBanken**

| SEK million | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. |
|---|---|---|---|
| Net interest income | 383 | 305 | 657 |
| Net commissions | 526 | 760 | 1,385 |
| Net result of financial transactions | 3 | 2 | 13 |
| Other operating income | 4 | 14 | 52 |
| **Total income** | **916** | **1,081** | **2,107** |
| Administrative expenses | -802 | -1,009 | -1,961 |
| Depreciation and write-downs | -23 | -24 | -50 |
| Other expenses | -18 | -35 | -46 |
| **Total expenses** | **-843** | **-1,068** | **-2,057** |
| Loan losses | -15 | 3 | -9 |
| **Result of operations** | **58** | **16** | **41** |

[4)] Group Treasury has been divided into Treasury and Investment income.

## ITEMS AFFECTING COMPARABILITY

| SEK million | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. |
|---|---|---|---|
| Capital gain on sale of Skandia Asset Management (SAM) | - | 2,016 | 2,016 |
| Write down of system development costs | -93 | - | -90 |
| Restructuring costs [1] | - | - | -360 |
| **Total** | **-93** | **2,016** | **1,566** |

[1] Restructuring costs consist of SEK 308 million in payroll costs and SEK 52 million in other costs. In 2002, SEK 52 million of the provisions for restructuring costs was utilized, and during the first six months of 2003, SEK 129 million was utilized. The remaining provisions for restructuring costs amount to SEK 177 million as per June 30, 2003.

## GROUP EXPENSES

| SEK million | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. |
|---|---|---|---|
| Structural costs | -56 | -59 | -136 |
| Joint-group management expenses | -256 | -209 | -433 |
| **Total** | **-312** | **-268** | **-569** |

## STOCK OPTIONS

Of the total 13,333,300 stock options for 2003 that were approved by the Extraordinary General Meeting in May 2002, 2,000,000 pertain to programme A. The maximum grant of 11,333,300 options in programme B has been reduced by 3,833,300, pertaining to American Skandia as a result of Prudential Financial's acquisition of this business. In addition, programme B has been reduced by a further 3,000,000 options in accordance with a decision by the Board of Directors. A total of 6,160,500 options have been granted, including 1,660,500 options in programme A and 4,500,000 options in programme B. The current CEO has not been granted any options. Other senior executives have been granted 625,300 options. The exercise price for the 2003 programme is SEK 20.33.

For further information on the stock option programmes for the years 2000–2003, please refer to the 2002 Annual Report.

## KEY RATIOS

| | Group excluding American Skandia | | | Group | | |
|---|---|---|---|---|---|---|
| | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. | 2003 6 mos. | 2002 6 mos. | 2002 12 mos. |
| Earnings per share before dilution, SEK [1] | -0.04 | 1.99 | 2.50 | 0.08 | 1.62 | -4.20 |
| Earnings per share after dilution, SEK [1] [2] | -0.04 | 1.99 | 2.50 | 0.08 | 1.61 | -4.20 |
| Operating result per share before dilution, SEK [3] | 1.13 | 2.17 | 1.37 | 1.25 | 0.35 | -9.23 |
| Net asset value per share, SEK | - | - | - | 26.40 | 35.74 | 26.41 |
| Shareholders' equity per share, SEK | - | - | - | 14.23 | 20.70 | 14.89 |
| Share price | | | | 21.30 | 41.80 | 23.20 |
| Operational return on net asset value % [4] | 7 | 10 | 8 | 3 | 9 | 5 |
| Return on adjusted net asset value, % [4] | 4 | 13 | 8 | -20 | 3 | -24 |
| Return on shareholders' equity, % [4] | 3 | 8 | 18 | -34 | 6 | -24 |

| | Parent company | |
|---|---|---|
| SEK million | 2003 30 June | 2002 31 Dec. |
| Capital base | 7,884 | 8,473 |
| Solvency margin | 487 | 445 |

For definitions, see page 27.

[1] According to Swedish GAAP.

[2] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

[3] According to the embedded value method.

[4] The return is based on moving twelve-month figures.

## EXCHANGE RATES

| SEK | 2003 30 June | 2003 31 Mar. | 2002 31 Dec. | 2002 30 Sept. | 2002 30 June |
|---|---|---|---|---|---|
| EUR Closing rate | 9.19 | 9.25 | 9.14 | 9.16 | 9.08 |
| EUR Average rate | 9.18 | 9.20 | 9.15 | 9.17 | 9.14 |
| GBP Closing rate | 13.21 | 13.40 | 14.03 | 14.58 | 14.01 |
| GBP Average rate | 13.43 | 13.75 | 14.58 | 14.71 | 14.73 |
| USD Closing rate | 8.00 | 8.48 | 8.71 | 9.27 | 9.19 |
| USD Average rate | 8.32 | 8.58 | 9.72 | 9.94 | 10.18 |
| JPY Closing rate | 0.067 | 0.072 | 0.073 | 0.076 | 0.077 |
| JPY Average rate | 0.070 | 0.072 | 0.078 | 0.079 | 0.079 |

Average rates indicate the average rates for the period 1 January through the respective book-closing dates in 2003 and 2002.

## Glossary

**Adjusted net asset value:** Consists of net asset value after deduction of net deferred taxes.

**Annualized new sales:** Periodic premiums recalculated to full-year figures, plus 1/10 of single premiums during the period.

**Acquisition costs:** Acquisition costs include all costs, both internal and external, that arise in connection with the sale of unit linked assurance products. Acquisition costs are to be deferred (deferred acquisition costs) and amortized according to a schedule that corresponds to the lifetime of the product.

**Assets under management:** The sum of customers' invested assets and the group's own investment assets, including investment assets in Skandia Liv.

**Capital employed:** Net asset value, borrowings for investments in subsidiaries and minority interests.

**Changes in operative assumptions:** Underlying assumptions are compared continously with the actual outcome. The assumptions are adjusted when necessary. A positive result means that previous assumptions were conservative.

**Financial effects:** Refers to the deviation of the present value of future revenues from assumptions on fund growth and interest rates, caused by changes in the financial markets.

**Funds under management:** Customers' invested assets in unit linked assurance, mutual funds and directly distributed funds.

**Gross contribution:** Unit linked assurance fees after deduction of necessary provision for actuarial risks.

**Net asset value:** Shareholders' equity as per the balance sheet, net deferred tax liability, surplus values of unit linked business in force after deducting deferred tax, and unrealized changes in the value of fixed-income securities.

**Operating result:** Pre-tax result as defined by the Swedish Annual Accounts Act for Insurance Companies, plus changes in the surplus value of unit linked business in force.

**Outcome compared with operative assumptions:** A positive result indicates that the actual outcome for the period was better than previous assumptions, for new as well as existing business.

**Premiums earned:** Written premium attributable to the period, i.e., premiums written less outward reinsurance premiums, adjusted for the unearned portion of premiums.

**Premiums written:** Total premiums received during the period or taken up as a receivable at the end of the period.

**Result of operations:** The operating result for the core business, excluding financial effects in unit linked assurance and items affecting comparability.

**Surplus value of unit linked business in force (VBIF):** The present value of calculated future surpluses from the annual fees paid by policyholders according to contracts in force. The group's operating result includes the change in these surplus values for the period.

**Technical result, life assurance:** The balance on the technical account for life assurance, including direct investment income and changes in value of investments transferred from the non-technical account.

**Technical result, property & casualty insurance:** Premiums earned less claim costs and operating expenses, plus the allocated investment return transferred from the non-technical account.

**Value-added from operations (unit linked assurance):** The result of operations for unit linked assurance excluding costs for establishment, other overheads and financial effects.

## Key Ratios

**Capital base:** For life insurance operations the capital basis consists of paid in share capital, half of what not yet paid in share capital, other equity, except fund for unrealized profits and untaxed reserves.

**Direct yield:** Direct investment income (before deducting administrative expenses) as a percentage of a weighted average of the current value of investments.

**Earnings per share:** Profit for the period divided by the average number of shares outstanding.

**Operational return on net asset value:** The result of operations for the last 12-month period in relation to average net asset value.

**Profit margin:** The present value of new business for the year in relation to total annualized new sales.

**Return on adjusted net asset value:** Operating result for the last 12-month period plus other changes in surplus value, less current and deferred taxes and minority shares, in relation to adjusted average net asset value.

**Return on shareholders' equity:** Result for the last 12-month period in relation to average shareholders' equity.

**Solvency margin:** Solvency margin represents the minimum capital base level required to conduct insurance business in accordance with the current legislation. Solvency capital is determined based on the size and nature of conducted business.

**Total return:** The sum of direct investment income (before deducting administrative expenses) and realized and unrealized changes in value, expressed as a percentage of a weighted average of the current value of investments.